Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: July 11, 2013

July 11, 2013

Dear Associates,

I am writing to you today with several updates on our proposed merger with OfficeMax.

Both Office Depot and OfficeMax held special stockholder meetings yesterday. I am pleased to share that both Office Depot and OfficeMax stockholders voted overwhelmingly to approve the merger.

Shareholder approval is the first key step in the process of bringing our two great companies together and creating a world-class, global office solutions company. The final step will be FTC approval, and we still hope to receive this approval by the end of this year.

There are a few additional merger details I would like to share with you.

A few weeks ago, we sent a Merger Pulse Check survey to all North American associates. We received approximately 6,000 responses from all levels and areas of the business. Thank you to all who completed the survey and gave us your feedback.

I am pleased to report that an overwhelming majority of our associates say that you are able to maintain your focus on day-to-day business needs in spite of the ongoing emphasis on the merger. In addition, motivation levels remain encouragingly strong. This is a testament to your dedication, and I am very proud of your continued efforts on behalf of Office Depot.

While most associates and managers expressed belief that the merger is a good thing for the Company, associates have asked to understand the goals of the merger more clearly as there are some questions that you can’t find answers to.

In response to your feedback, we have created the following action plan:

•	By the end of July, we will establish a network of Change Champions throughout the organization who will help share information with you and bring back your feedback and concerns to leadership.

•	We will send regular merger updates to Company leaders with the expectation that they will use this content in team meetings to keep you as informed as possible.

•

We will continue to expand the reach and frequency of the Executive Roundtable sessions during which associates have the opportunity to raise questions and concerns to members of the executive committee and other Integration Team Leaders.

•	We will continue to update the merger section on the portal to provide an Intranet-based “one-stop-shop” for all communications, Frequently Asked Questions, etc.

As you know, integrating the distinct cultures of two organizations is key to a successful merger. The good news is that Office Depot and OfficeMax already share very similar core values. Nevertheless, there are bound to be differences between leadership and management temperament, associate behaviors, business priorities, and in how associates in each organization view their roles, relationships and responsibilities.

The merging of our cultures will involve several steps. We have already started this process through a series of interviews with leaders of both organizations and will continue our efforts through associate surveys and focus groups:

•

Leadership Culture Beliefs Interviews: Over the past few weeks, 25 senior leaders from both Office Depot and OfficeMax completed Culture Beliefs Interviews. These interviews shed light on assumptions that our leaders hold about our two cultures – assumptions which may or may not be accurate.

•

Culture Survey: Beginning later this month, we will send a Culture Survey to all associates worldwide to ask for your observations on our organizational culture. The survey will go to Corporate associates in July, then to North American field associates (retail and supply chain) and International associates early in September, following Back-to-School and the European vacation season. The results will give us in-depth insights from all levels and will provide a “reality check” when we compare the information with the Culture Beliefs Interviews.

•

Culture Focus Groups: Following completion of the Culture Survey, we will conduct Culture Focus Groups to fine-tune and validate the survey results. The results will help us carry out our cultural integration for Day 1 of the merged company and as we look to the future.

In the near term, the results will provide an “apples-to-apples” comparison of the two cultures, help us identify any cultural factors that could hinder the integration process, and enable us to mitigate those risks.

In the longer term – following the appointment of the combined company’s CEO – this information will help us bring together the cultures of Office Depot and OfficeMax to define a new culture that will keep the best attributes of both organizations in a stronger and more productive way.

We will hit another key point in our progress on July 17 and 18 as all of the Integration Team Leaders from Office Depot and OfficeMax are scheduled to meet at our corporate headquarters here in Boca Raton to begin the difficult job of ensuring a successful integration. Our integration partners at BCG will have a group of advisors on-hand to support these efforts.

There are several objectives for the meeting, but I’d like to highlight a few key goals:

•	Ensure everyone thoroughly understands the scope and approach to pre-close planning;

•	Begin resolving the cross-team interdependencies to shape the combined company and ensure Day 1 readiness, synergy achievement, and long-term competitive positioning;

•	Conduct a cross-team risk assessment; and

•	Initiate the process for bottom-up synergy analysis and planning.

I am encouraged by our continued integration efforts, and I look forward to updating you on our progress shortly.

In the meantime, please watch for the invitation to complete the Culture Survey and be sure to share your thoughts. It is an important step to make sure that your voice is heard as we work together to build our new company.

Thank you as always for your continued hard work and support.

Neil

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed merger of Office Depot, Inc. (“Office Depot”) with OfficeMax Incorporated (“OfficeMax”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT INFORMATION HAS BEEN AND WILL BE FILED WITH THE SEC

Office Depot has filed with the SEC a registration statement on Form S-4 (Registration No. 333-187807) that includes a Joint Proxy Statement of Office Depot and OfficeMax that also constitutes a prospectus of Office Depot. The registration statement, as amended, was declared effective by the SEC on June 7, 2013. Office Depot and OfficeMax mailed the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction on or about June 10, 2013. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-7878, and are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.

OFFICE DEPOT SAFE HARBOR STATEMENT

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Office Depot, the merger and other transactions contemplated by the merger agreement, Office Depot’s long-term credit rating and its revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Office Depot, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of Office Depot’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the merger; the risks that the new businesses will not be integrated successfully or that Office Depot will not realize estimated cost savings and synergies; Office Depot’s ability to maintain its current long-term credit rating; unanticipated changes in the markets for its business segments; unanticipated downturns in business relationships with customers or their purchases from Office Depot; competitive pressures on Office Depot’s sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties that affect Office Depot’s business described in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. Office Depot does not assume any obligation to update these forward-looking statements.